                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              --------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                DANTE PASQUALINI
                           UNICREDITO ITALIANO S.P.A.
                                 375 PARK AVENUE
                               NEW YORK, NY 10152
                                  212-546-9601
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                OCTOBER 27, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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                                  SCHEDULE 13D

---------------------------
 CUSIP No.   87927W10
---------------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    UniCredito Italiano S.p.A.

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |X|
                                                                  (b)  |_|

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3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of Italy

-------------------------------------------------------------------
        NUMBER OF SHARES            7.  SOLE VOTING POWER - 1,357,768
   BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH           --------------------------------------------
                                    8.  SHARED VOTING POWER - 2,891,656,682
                                                               (See Item 5)

                                    --------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER - 0


                                    --------------------------------------------
                                    10. SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                    (See Item 5)

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,893,014,450
                                                                   (See Item 5)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           54.99%
                                                               (See Item 5)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------


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         This Amendment No. 2 amends the Statement on Schedule 13D, dated
October 25, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by UniCredito Italiano S.p.A., a company organized under the laws of the Republic of Italy ("UniCredito"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         UniCredito, Pirelli, Edizione Holding, BCI and the Purchaser are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 31, 2001, the Purchaser acquired the 54,000,000 Additional Olivetti Shares from Bell at the same price per share as the Purchaser paid on the Closing Date, for an aggregate purchase price of euro 225,450,000 (excluding commissions). The Purchaser obtained euro 200,000,000 of the necessary funds from a loan made under a credit facility, dated as of October 31, 2001, with Mediobanca S.p.A. ("Mediobanca"), a copy of which was filed as an exhibit to Amendment No. 6 of Pirelli's Schedule 13D, dated October 27, 2001, is filed as
Exhibit 14 to this Schedule 13D and is incorporated by reference herein. The facility, which is unsecured, provides an aggregate amount of euro 200,000,000 until December 31, 2001, and borrowings thereunder bear interest at an annual rate of one week or one month Euribor (depending on the length of the borrowing). The source of the remaining funds was a loan received from Pirelli on October 31, 2001. This loan, which is unsecured, will mature on November 26, 2001 and bears interest at an annual rate of one week Euribor plus 0.80%.

         On November 2, 2001, the Purchaser borrowed euro 815,000,000 under a new credit agreement, dated as of October 30, 2001 (the "Revolving Facility Agreement"), with BCI, Unicredit Banca Mobiliare S.p.A. ("UBM") and Banca di Roma, and used those funds to repay all amounts outstanding (including interest) under the Bridge Loan Agreement, which has been terminated. The Revolving Facility Agreement provides the Purchaser with a revolving loan facility in an aggregate amount of euro 1.8 billion for a period of 5 years. During the first 18 months of the term of the Revolving Facility Agreement, funds borrowed thereunder bear interest at an annual rate of Euribor plus 2.25%; for the remainder of the term, borrowed funds bear interest at an annual rate of Euribor plus a margin of between 1.2% and 1.7% (depending on the value, from time to time, of the collateral securing such borrowings). Funds borrowed under the Revolving Facility Agreement may be used by the Purchaser for the following purposes: (i) to retire the Bridge Loan Agreement, (ii) to fund the acquisition of Olivetti Shares, (iii) to pay the exercise price of the Olivetti Warrants and
(iv) to fund the Purchaser's subscription for Olivetti Shares and certain Olivetti convertible bonds. The Revolving Facility Agreement is secured by a pledge of 1,701,802,250 of the Olivetti Shares, and all of the Olivetti Warrants, owned by the Purchaser. The rights to vote and to receive dividends with respect to the pledged Olivetti Shares are retained by the Purchaser, subject to certain exceptions. A copy of the Revolving Facility Agreement and a copy of the related pledge agreement were filed as an exhibit to Amendment No. 6 of Pirelli's Schedule 13D, dated October 27, 2001, are filed as Exhibit 15 and
Exhibit 16, respectively, to this Schedule 13D and are incorporated by reference herein.


Item 4.  PURPOSE OF TRANSACTION.

         On October 27, 2001, Olivetti announced that it intended to propose the following nominees for election to the Board of Directors of Telecom Italia:
Gilberto Benetton, Enrico Bondi, Carlo Buora, Luigi Fausti, Paolo Maria Grandi, Natalino Irti, Gianni Mion, Massimo Moratti, Carlo Alessandro Puri Negri,


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Pier Francesco Saviotti and Marco Tronchetti Provera. Each of these nominees was elected to the Board of Directors at a meeting of the shareholders of Telecom Italia on November 7, 2001.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) After giving effect to the acquisition of the 54,000,000 Additional Shares from Bell, the Purchaser directly holds 2,019,302,250 Olivetti Shares and 68,409,125 Olivetti Warrants.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         AMENDMENT TO NEW PARTNERS AGREEMENT

         On October 24, 2001, Pirelli, UniCredito and BCI entered into an exchange of letter agreements amending the New Partners Agreement. The amendment permits each of Pirelli, UniCredito, BCI and the Purchaser to acquire Olivetti Convertible Bonds, but prohibits those parties from converting Olivetti Convertible Bonds into Olivetti Shares (except for UniCredito and BCI, each of which may convert Olivetti Convertible Bonds into Olivetti Shares provided that, after giving effect to such conversion, its holding of Olivetti Shares does not exceed 0.4% of the total share capital of Olivetti). A copy of the amendment was filed as an exhibit to Amendment No. 6 of Pirelli's Schedule 13D, dated October 27, 2001, is filed as Exhibit 17 to this Schedule 13D and is incorporated by reference herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.    DESCRIPTION
-----------    -----------

Exhibit 14 Letter Agreement, dated as of October 31, 2001, between Mediobanca and the Purchaser (Unofficial English Translation) (incorporated by reference to Exhibit 21 to Amendment No. 6 to the Schedule 13D, dated October 27, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 15 Revolving Facility Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM and Banca di Roma (Unofficial English Translation) (incorporated by reference to Exhibit 23 to Amendment No. 6 to the Schedule 13D, dated October 27, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 16 Pledge Agreement, dated as of October 30, 2001, by and among the Purchaser, BCI, UBM, Banca di Roma, Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. (Unofficial English Translation) (incorporated by reference to Exhibit 24 to Amendment No. 6 to the Schedule 13D, dated October 27, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 17 Amendment, dated October 24, 2001, to the New Partners Agreement (Unofficial English Translation) (incorporated by reference to
               Exhibit 25 to Amendment No. 6 to the Schedule 13D, dated October 27, 2001, filed with the Securities and Exchange Commission by Pirelli S.p.A.)






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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            UNICREDITO ITALIANO S.P.A.


                                            By: /s/ Pietro Modiano
                                                -----------------------------
                                                Name:  Pietro Modiano
                                                Title:  Executive Officer


                                            By: /s/ Elisabetta Magistretti
                                                -----------------------------
                                                Name:  Elisabetta Magistretti
                                                Title:  Executive Officer



                                                Dated:  November 26, 2001














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